UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                              --------------------

                         NATIONAL GOLF PROPERTIES, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    63623G10P
                                    ---------
                                 (CUSIP Number)

                           William Walters, Principal
                                The Walters Group
                         Stallion Mountain Country Club
                             5500 East Flamingo Road
                             Las Vegas, Nevada 89122
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2002
                                  -------------
             (Date of Event which Requires Filing of This Statement)

                              --------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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 CUSIP No. 63623G10P                                                Page 2 of 4
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    1.      NAMES OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.
            The Walters Group                               88-0235477
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
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    3.      SEC USE ONLY
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    4.      SOURCE OF FUNDS*
            WC
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [ ]
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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada General Partnership
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                           7     SOLE VOTING POWER             1,289,900 shares
                         =======================================================
NUMBER OF
SHARES                     8     SHARED VOTING POWER                   0 shares
BENEFICIALLY             =======================================================
OWNED BY
EACH                       9     SOLE DISPOSITIVE POWER        1,289,900 shares
REPORTING                =======================================================
PERSON WITH
                          10     SHARED DISPOSITIVE POWER              0 shares
                         =======================================================

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,900 shares
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  12.       CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
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  13.       9.85%
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  14.       PN
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
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 CUSIP No. 63623G10P                                                Page 3 of 4
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ITEM 1.   SECURITY AND ISSUER

          Title of Class of Equity Securities: Common Stock, $0.01 par value per share

          Issuer:           National Golf Properties, Inc.
                            2951 28th Street, Suite 3001
                            Santa Monica, CA 90405

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  The Walters Group, a Nevada general partnership
          (b) Stallion Mountain Country Club, 5500 East Flamingo Road, Las Vegas, Nevada 89122
          (c) The principal business of the Reporting Person is investment management and trading
          (d)  Not applicable
          (e)  Not applicable
          (f)  Nevada general partnership

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares were purchased in open market transactions using working capital of the Reporting Person.

ITEM 4    PURPOSE OF TRANSACTION

          The shares of beneficial interest deemed to be beneficially owned by the Reporting Person is held for investment purposes. The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Person reserves the rights to acquire additional shares, disposes of all or some of the shares from time to time, or continue to hold the shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  1,289,900; 9.85%
          (b)  1,289,900; 9.85%
          (c)  None
          (d)  None
          (e)  Not applicable

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

          None

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 CUSIP No. 63623G10P                                                Page 4 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2002                         THE WALTERS GROUP

                                            /s/ William Walters
                                            --------------------------
                                            William Walters, Principal